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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                AMENDMENT NO. 2

                              Gandalf Technologies Inc.
________________________________________________________________________________
                                (Name of Issuer)

                           Common Stock, no par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                   364717108
________________________________________________________________________________
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.
See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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
CUSIP No. 364717108
___________________________________________________________________________________
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 Iles & Isherwood Inc.
___________________________________________________________________________________
         (2)     Check the Appropriate Box if a Member of a Group
                                                                     (a)    [ ]
                                                                     (b)    [ ]
___________________________________________________________________________________
         (3)     SEC Use Only
___________________________________________________________________________________
         (4)     Citizenship or Place of Organization
                 Canada
___________________________________________________________________________________
 Number of       (5)      Sole Voting Power
Shares Bene-                                       3,516,300 Common Shares
 ficially        ___________________________________________________________________
 Owned by
 Each Report-    (6)      Shared Voting Power       none
 ing Person
    With         ___________________________________________________________________

                  (7)      Sole Dispositive Power    3,516,300 Common Shares
                 ___________________________________________________________________

                  (8)      Shared Dispositive Power      none

___________________________________________________________________________________
        (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                          3,516,300 Common Shares
___________________________________________________________________________________
        (10)    Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares                                               [ ]
___________________________________________________________________________________
        (11)    Percent of Class Represented by Amount in Row (9)
                           12.49%
___________________________________________________________________________________
        (12)    Type of Reporting Person

                     CO
___________________________________________________________________________________





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

Item 2(b) of the Statement is hereby amended in its entirety by replacing the same with the following:
                        ADDRESS OF PRINCIPAL OFFICE:

                        260 Engleburn Avenue
                        Peterborough, Ontario K9H 1S7
                        Canada

Item 4 of the Statement is hereby amended in its entirety by replacing the same with the following:

                          OWNERSHIP:

         (a)              Amount Beneficially Owned:  3,516,300 Common Shares
         (b)              Percent of Class:  12.49%
         (c)              Number of shares as to which such person has:

                          (i)     sole power to vote or to direct the vote: 3,516,300 Common Shares

                          (ii)    shared power to vote:  none

                          (iii)   sole power to dispose or direct the disposition of:  3,516,300 Common Shares

                          (iv)    shared power to dispose or direct the disposition of:  none

                          See also the response to Item 6, which information is incorporated by reference in this Item 4.







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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 1995



/s/ MICHAEL H. ILES
____________________________
Michael H. Iles
President
Iles & Isherwood Inc.